Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for May 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for May 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In May 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 76.51% as compared to the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic, regional and international routes increased by 78.4%, 196.86% and 28.38%, respectively, as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 106.45%, of which, passenger traffic for domestic, regional and international routes increased by 108.48%, 627.70% and 34.13%, respectively, as compared to the same period last year. The passenger load factor was 78.23%, representing an increase of 11.35 percentage points as compared to the same period last year, of which, the passenger load factor for domestic, regional and international routes increased by 11.43 percentage points, 22.07 percentage points and 2.15 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in May 2021, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 4.52% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 5.87% as compared to the same period last year. The cargo and mail load factor was 50.45%, representing an increase of 4.95 percentage points as compared to the same period last year.

In May 2021, the Group has newly launched the following major routes: Guangzhou – Heze – Guangzhou, Wuhan – Weifang – Wuhan, Quanzhou – Wuhan – Xi’an – Wuhan – Quanzhou, Xishuangbanna – Kunming – Xishuangbanna (each being seven flights a week).

In May 2021, the Group introduced one A320NEO aircraft, and disposed of two A330-300 aircrafts. As of the end of May 2021, the Group operated a fleet of 869 aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	9	0	9
Airbus 330 Series	4	29	8	41
Airbus 320 Series	98	109	123	330
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	162	76	162	400
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	1	7
ARJ21	1	6	0	7
Total	289	276	304	869

KEY OPERATING DATA OF MAY 2021

Traffic	May 2021			Cumulative 2021
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	17,750.30	-2.07	108.48	69,324.61	87.43
Regional	21.73	15.95	627.70	80.07	-55.41
International	349.36	-5.52	34.13	1,645.34	-83.68
Total	18,121.39	-2.12	106.45	71,050.02	50.38
RTK (in million)
Domestic	1,700.59	-1.39	97.08	6,680.95	79.71
Regional	3.10	10.20	185.57	12.51	-36.44
International	570.36	1.62	3.70	2,902.13	-4.15
Total	2,274.05	-0.64	60.82	9,595.59	41.84

RTK - Cargo and Mail (in million)
Domestic	129.55	12.33	23.08	528.39	11.84
Regional	1.17	2.01	42.35	5.40	33.48
International	539.31	2.07	2.38	2,755.79	27.95
Total	670.03	3.90	5.87	3,289.58	25.06
Passengers carried (in thousand)
Domestic	11,770.12	-1.65	101.88	45,868.35	89.69
Regional	20.35	15.43	615.18	76.09	-51.43
International	57.55	-6.34	50.16	281.31	-87.49
Total	11,848.02	-1.65	101.80	46,225.75	73.87
Cargo and mail carried (in thousand tonnes)
Domestic	77.96	12.52	21.19	319.54	11.51
Regional	1.18	2.21	48.15	5.47	43.52
International	55.31	2.98	-4.00	284.27	18.39
Total	134.45	8.30	9.54	609.29	14.85

Capacity	May 2021			Cumulative 2021
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	22,410.20	-3.45	78.40	93,043.05	68.93
Regional	58.31	10.04	196.86	235.75	-32.89
International	696.66	-6.30	28.38	3,578.83	-75.98
Total	23,165.17	-3.50	76.51	96,857.63	37.73
ATK (in million)
Domestic	2,589.06	-5.10	85.51	10,706.30	73.59
Regional	7.37	9.30	93.16	30.76	-30.79
International	816.61	4.26	-30.37	4,281.01	-17.05
Total	3,413.04	-2.99	32.69	15,018.06	32.05
ATK - Cargo and Mail (in million)
Domestic	572.14	-10.50	115.85	2,332.42	92.65
Regional	2.12	7.53	3.63	9.54	-25.61
International	753.91	5.25	-32.92	3,958.91	3.63
Total	1,328.17	-2.16	-4.52	6,300.88	24.93

Load Factor	May 2021			Cumulative 2021
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	79.21	1.12	11.43	74.51	7.35
Regional	37.27	1.90	22.07	33.96	-17.15
International	50.15	0.42	2.15	45.97	-21.70
Total	78.23	1.11	11.35	73.36	6.17
Cargo and Mail Load Factor
Domestic	22.64	4.60	-17.07	22.65	-16.37
Regional	55.03	-2.98	14.97	56.58	25.05
International	71.53	-2.24	24.67	69.61	13.23
Total	50.45	2.95	4.95	52.21	0.06
Overall Load Factor (RTK/ATK)
Domestic	65.68	2.47	3.86	62.40	2.13
Regional	42.01	0.34	13.59	40.67	-3.62
International	69.85	-1.81	22.95	67.79	9.12
Total	66.63	1.58	11.66	63.89	4.41

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

16 June 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.